EXHIBIT 8.1

[Thacher Proffitt & Wood LLP Letterhead]

October 22, 2007

Christiana Bank & Trust Company
Greenville Center
3801 Kennett Pike
Greenville, Delaware 19807

Re:	Acquisition of Christiana Bank & Trust Company by
National Penn Bancshares, Inc.

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the merger (the “Merger’’) of a wholly-owned subsidiary (“Interim Bank”) of National Penn Bancshares, Inc., a Pennsylvania corporation (“NPB”), with and into Christiana Bank & Trust Company, a Delaware banking corporation (“CBT”).  The Merger will be effected pursuant to the Agreement of Reorganization and Merger dated as of June 25, 2007 by and between NPB and CBT (the “Merger Agreement”).  The Merger and related transactions are described in the Merger Agreement and in the Joint Proxy Statement-Prospectus (the “Proxy Statement”) included in NPB’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the Merger (the “Registration Statement”).  All capitalized terms used but not defined in this letter shall have the meanings set forth in the Merger Agreement or in the Proxy Statement.

In connection with the opinions expressed below, we have examined and relied on originals, or copies certified or otherwise identified to our satisfaction, of the Merger Agreement and of such corporate records of NPB, Interim Bank and CBT as we have deemed appropriate.  We will also rely, without independent verification, upon letters of NPB and CBT to Thacher Proffitt & Wood LLP containing certain tax representations. We have assumed that the parties will act, and that the Merger will be effected, in accordance with the Merger Agreement, and that the representations made by NPB and CBT in the foregoing letters will be true, correct and complete at the Effective Time, and as to statements qualified by the best of knowledge of the management of NPB and CBT, will be consistent with the underlying facts as of the Effective Time.  In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

Christiana Bank & Trust Company
October 22, 2007	Page 2

Based on and subject to the foregoing, it is our opinion that, for Federal income tax purposes, under current law:

(1)  The Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and

(2)  Except to the extent of any cash received in lieu of a fractional share interest in NPB Common Stock or of any Cash Consideration received, no gain or loss will be recognized by holders of CBT Common Stock who exchange their shares of CBT Common Stock for shares of NPB Common Stock pursuant to the Merger.

Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transaction related thereto or contemplated by the Merger Agreement.  This opinion is given solely for the benefit of the CBT and its stockholders, NPB and Interim Bank, and may not be relied upon by any other party or entity or otherwise referred to in any document without our express written consent.  We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference thereto under the heading “The Merger – Material United States Federal Income Tax Consequences” and “Legal Matters” in the Proxy Statement which is a part of the Registration Statement.

Very truly yours,

/s/ Thacher Proffitt & Wood LLP